Exhibit 99.1

OPERATING AND FINANCIAL REVIEW OF TRITERRAS INC. AND ITS SUBSIDIARIES.

The following discussion and analysis is intended to help investors understand the significant factors affecting our results of operations, financial condition, liquidity and capital resources. You should read this discussion together with our unaudited financial statements and related notes in Exhibit 99.2 of this Form 6-K. Also read our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended February 28, 2022 (“2022 Form 20-F”). The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the 2022 Form 20-F.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our unaudited consolidated financial statements as of August 31, 2022 and for the six months ended August 31, 2022 and August 31, 2021.

Our interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year.

Overview

We facilitate trading and trade finance for micro, small to medium-sized enterprises (“MSMEs”) using Kratos™, our internally developed innovative blockchain-enabled technology platform. Kratos™ is a diversified platform built to address the needs of MSMEs in the trading and trade finance community by connecting traders and lenders and enabling them to transact online, solving mission critical problems for this historically underserved market. Kratos™ enables MSMEs and other parties to trade and find short term trade financing for their purchases while in transit and prior to delivery. We believe Kratos™ is one of the world’s first large-scale (as measured by Total Transaction Volume) blockchain-enabled trade and trade finance platforms.

Unless stated otherwise or unless the context otherwise requires, (i) references herein to the “Company” are to Triterras, Inc., whereas references herein to “Group,” “Triterras,” “we,” “us,” or “our” are to Triterras, Inc. and its subsidiaries; and (ii) all amounts presented herein are in U.S. Dollars.

A.	Operating Results

Key Operating Metrics

We evaluate our performance through key operating metrics, including:

•	The dollar volume of trades and the trade finance transactions facilitated by the Kratos™ platform (“Total Transaction Volume”);
•	The ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”), approximates the rate at which our Trade Discovery sub-module users seek financing via our Trade Finance sub-module;
•	“Average Transaction Fees” charged for both the Trade Discovery sub-module and Trade Finance sub-module;
•	The number of users of the Trade Discovery and Trade Finance sub-modules of the Kratos™ platform;
•	The dollar amount of capital deployed towards financing under the Trade Finance sub-module of the Kratos™ platform;

•	The average interest rate on total financing deployed for the financing of customer receivables and payables; and
•	The dollar volume of transactions facilitated through the Trade Marketplace sub-module of the Kratos™ platform.

The table below sets forth our key operating metrics for the periods indicated:

	Six months ended August 31, 2022	Six months ended August 31, 2021
Platform fees
- Trade discovery and trade finance
Total Transaction Volume (in millions)	$989.6	$4,003.9
Financing Ratio	39.9%	36.4%
Average Transaction Fee	0.57%	0.57%
Number of users	249	132

- Financing fees
Total financing deployed (in millions)	$45.6	$—
Average interest rate per annum	16%	—

Trade Marketplace
Gross transaction volume (in millions)	$20.7	$—

Kratos™ and COVID-19

The COVID-19 pandemic and its aftermath have impacted the business of some of our customers at unprecedented levels and, correspondingly, is resulting in a continued changing composition of our customer base. We believe that this will continue for some time as the global economy rebounds and new customers replace our original.

Trends impacting revenue, which are impacting MSME traders, continue to be, reduced availability and increased premium rates for trade credit insurance, reduced liquidity and financial difficulties in the trade finance marketplace, reduced trading activity, and business suspensions and liquidations, particularly in South East Asia where a set of our customers, originally on the Kratos™ platform, were hit by stringent restrictions during COVID-19 and post-COVID-19 era, and therefore, adversely impacting our revenue.

Factors Impacting Our Results of Operations

We believe the following key factors and market trends affected our results of operations for the periods presented and expect that such factors and trends may continue to affect our results of operations in the future.

Market Factors

Trade Finance and supply chain finance saw the exit of large major global lenders over the past several years due to insolvencies. The exit of large financial institutions has created a vacuum for MSME lending.

With increased perceived risk of lending to MSME traders, institutions/investors have been demanding increased lending rates, from even good quality borrowers, making borrowing from these institutions/investors unviable. Further compounding difficulties lending to MSME traders is the recent increases in interest rates globally by approximately

25%, in the last six months, due to a number of macro-economic factors. The ability to pass these increases on to our customers has been a challenge.

Recent geo-political impacts from the war in Ukraine as well as the post-COVID-19 implications discussed above, have seen a large number of traders struggling financially and which has negatively impacted our business.

Additionally, the publishing of the short seller report with confidential customer information caused some customers to stop / reduce their trades on the Kratos™ platform, created headwinds for us in attracting new lenders or partnerships on the Kratos™ platform and has resulted in reduced referrals from other customers.

Usage of the Kratos™ Platform

Kratos™ was developed to provide customers with an agile and efficient platform, as an all-in-one solution to address all aspects of trade finance transactions including the purchase and/or sale, trading, financing, trade credit insurance and logistics. We believe that the potentially captive nature of the Kratos™ platform will enable it to become adaptive and accepted by the marketplace and provide a significant competitive advantage compared to traditional market participants. As the Kratos™ platform becomes more accepted, we believe it will drive, possibly exponentially, Transaction Volume on Kratos™, which is the key driver of our fee revenue because it not only drives Transaction Fees it also primarily drives our Trade Finance Volume, which drives Trade Finance Fees.

Wide-spread market acceptance of Kratos™ and the continuing introduction of new modules and enhancement of existing modules, which are expected to create new revenue streams, also have the potential to drive significant increases in our revenues. In December 2021, the Company began entering into transactions under its Trade Marketplace. If usage of Kratos™ does not increase as quickly as anticipated, slow adaption could adversely impact our revenue growth. Increased usage of the Kratos™ platform and its service offerings will be dependent in part on our ability to include functionality and usability that address customer requirements, and optimally price our products and services to meet customer demand and cover our costs.

Prices and the Volume of Products Sold

Our revenues and results of operations for any given period are driven by the Transaction Volume of products purchased and sold by Kratos™ users during the period on the platform’s sub-modules. As the facilitator of trade transactions, any decrease in product prices, assuming no change in the quantity of the products transacted, would result in a proportional decrease to the fees earned. Furthermore, significant fluctuations in a product’s price could affect the consumption and trading volumes in general, which in turn could have an adverse effect on our results of operations. Product prices and the volumes produced and sold are influenced by many factors, including the supply and demand, speculative activities by market participants, global political and economic conditions and related industry cycles and production costs in major producing countries. Prices may move in response to changes in production capacity in a particular market, for example as a new asset comes online or when a large producer experiences difficult operational issues or is impacted by a natural disaster or by international hostilities.

Availability of Financing Sources

Our ability to facilitate trade financing and earn fee revenue from our Trade Finance sub-module and Trade Marketplace sub-module is entirely dependent on the willingness of lenders and traders using the Trade Finance sub-module and Trade Marketplace sub-module to finance the transactions and provide trade credit. As a result, the availability of financing for the users of the Trade Finance sub-module and Trade Marketplace sub-module is a key driver of our overall business and results of operations. Credit insurance is important to mitigate financing risk and some lenders are only willing to provide trade financing where credit insurance is available, so Transaction Volume in both the Trade Finance sub-module and Trade Marketplace sub-module are linked to the cost and availability of credit insurance.

Through the IB Holdings acquisition (which is described below), the Group provides supply chain financing which consists of the financing of inventory and trade receivables.

We believe that the following key factors will also affect our results of operations in the future.

Delisting of the Company’s Securities

On February 1, 2022, the Company received notice from Nasdaq Staff stating that the Nasdaq Hearings Panel (the “Panel”) had denied the Company’s appeal of the Staff’s determination to delist and suspend trading of the Company’s securities on Nasdaq. With the Panel’s decision having been rendered, trading in the Ordinary Shares of the Company and the Triterras Warrants on Nasdaq was suspended effective with the open of business on February 3, 2022. Effective March 24, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants.

As previously reported in our 2022 Form 20-F, the Company submitted an application for the trading of its Ordinary Shares and Warrants on the over-the-counter market as an interim measure while addressing the possible relisting with Nasdaq.  Based on its communications with the OTC Markets, the Company is pursuing the trading of its securities on the OTCQX via the Form 211 process in accordance with Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. However, there can be no assurance that our Ordinary Shares will be listed on the OTC Markets or that a market for the Company’s securities will develop.

As of the date of this Form 6-K, the Company’s Ordinary Shares and Warrants are quoted on the OTC Expert Market under the symbols “TRIRF” and “TRIRW”, respectively, on an “unsolicited only” basis.

 The delisting of the Company’s securities by Nasdaq may adversely influence a current or potential customer’s decision to use (or continue using) the Kratos™ platform which could have a negative impact on the Company’s results of operations and cash flows.

Recent Expansion of Kratos™’ Offering

We believe that the attractiveness of the Kratos™ platform is and will be the ability to bring together the entire trading and trade finance ecosystem of buyers, sellers, traders, financiers, trade credit insurers and logistics providers to facilitate trading and trade finance. We will need to continue to expand our product offerings. Recent additions include our Trade Marketplace sub-module.

We intend to continue expanding our newly launched marketplace solutions by adding more buyers and suppliers while ensuring we do not take any commercial performance risk at a transaction level. The marketplace has enabled us to capture the entire transaction flow on the platform, which we believe will benefit the lenders in the long run to obtain more comfort on the transaction flows. The marketplace has also enabled us to provide credit terms to potential buyers thereby supporting our ecosystem in doing more business.

Our Supply Chain Finance module expands Kratos™ beyond commodities focusing on the MSME suppliers of large “anchor” buyers. The lender will provide immediate payment at the request of such suppliers who have otherwise offered deferred payment terms to the anchor buyer. We charge suppliers that opt for supply chain finance a sourcing fee based on the amount financed.

Acquisition of all of the Outstanding Share Capital of IB Holdings LTD and Techfin Solutions FZCO.

On May 17, 2021, Triterras Fintech Pte. Ltd (f/k/a Arkratos Blockchain Solutions Pte. Ltd.), a Singapore private company limited by shares and a subsidiary of the Company (“Fintech”), entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings LTD (“IB Holdings” or “Invoice Bazaar”), a privately-held United Arab Emirates (“UAE”)-based supply chain finance company with operations in the UAE and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99%-owned subsidiary of IB Holdings.

Pursuant to the Purchase Agreement, by and among Fintech and the individuals listed in Schedule 1 thereto, as sellers (the “IB Sellers”), Fintech agreed to acquire all of the shares of IB Holdings and Techfin for (i) an initial cash payment of $4.0 million, (ii) deferred cash consideration of $2.0 million payable in two $1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of certain cumulative revenue milestones and (iii) up to $2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with IB Holdings of certain members of the IB Holdings’ founding team. The Purchase Agreement was amended in June 2022 to replace the revenue milestones established in clause (iii) of the preceding sentence, with new milestones relating to revenue, recurring revenue from assets deployed or fees collected, origination of new customers, origination of deals, and signing of distribution partnerships with financial institutions related to the remaining $2.0 million in earn-out amount payable by Fintech to the IB Sellers.

The IB Sellers are additionally entitled to receive a portion of the proceeds of any sale of e-commerce business by Fintech within 24 months of the closing of the Acquisition.

With Invoice Bazaar, the Group provides an alternative form of financing on the Kratos™ platform, which we believe will increase utilization and diversify our innovative offerings.

The Company holds 49% of the issued and outstanding securities of Invoice Bazaar. The Company has a controlling interest in Invoice Bazaar pursuant to a contractual arrangement with a UAE-based third party which holds the remaining 51% of the issued and outstanding securities of Invoice Bazaar.

Upon the acquisition of the Company’s 49% interest in Invoice Bazaar, the Company also entered into a typical UAE sponsorship arrangement with respect to the remaining 51% of Invoice Bazaar to address the historical limitations on foreign ownership of UAE entities. Pursuant to this sponsorship arrangement, the sponsor receives a fee to serve as sponsor but otherwise has no rights, interest or liabilities with respect to Invoice Bazaar.

Investment into a Cayman Islands fund, Trade Credit Partners Ltd

The Company subscribed for shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets (“Trade Credit Partners”). The Company believes that this strategic investment is in line with its business strategy to evolve its business and will help attract new customers on the Kratos™ platform.

The authorized share capital of Trade Credit Partners consists of 100 non-participating, non-redeemable, voting shares $0.01 par value per share (“Management Shares”) and 4,999,900 participating, redeemable, non-voting shares, $0.01 par value per share (“Shares”).

The Company purchased 15,000 Shares in August 2021 for an aggregate purchase price of $15 million, and an additional 10,000 Shares in September 2021 for a purchase price of $10 million. The 25,000 Shares held by the Company represented 100% of the issued and outstanding Shares of Trade Credit Partners, and 0.5% of Trade Credit Partners’ total Shares authorized for issuance as of September 2022.

The level of investment in Trade Credit Partners had caused the Company to temporarily fall within the scope of the Investment Company Act of 1940, as amended (the “ICA”). The ICA provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act, provided the issuer has the bona fide intent to be engaged in a non-investment business.

On September 21, 2022, in order to reduce the Company’s investment in Trade Credit Partners to a level where the Company would not be required to comply with the rules and requirements under the ICA, Trade Credit Partners redeemed 5,000 Shares held by the Company for consideration of approximately $5.2 million. The consideration will be paid out in the form of assignment of accounts receivable amounting to $5.2 million and a cash component of approximately $0.06 million. The 20,000 Shares held by the Company following such redemption represent all of the issued and outstanding Shares of Trade Credit Partners, and 0.4% of Trade Credit Partners’ total Shares authorized for issuance.

On an ongoing basis, the Company will conduct periodic testing prior to our acquisition or investment of assets, to ensure that the Company will not be deemed to be primarily engaged in an investment company business.

The Company has determined it is no longer an investment company and will revise future filings accordingly.

Class-Action Lawsuit

On December 21, 2020, a class action complaint (under the caption Ferraiori v. Triterras, Inc., et al., Case No. 7:20-cv-10795) was filed in the United States District Court of the Southern District of New York (the “Court”) against the Company, Mr. Srinivas Koneru and Mr. Marat Rosenberg for alleged violations of U.S. federal securities laws. On July 1, 2021, an amended class action complaint was filed (under the caption Erlandson and Norris v. Triterras, Inc., et al., Case No. 7:20-cv-10795-CS) against the Company, Mr. Srinivas Koneru, Mr. Marat Rosenberg, Netfin, Fintech, MVR Netfin LLC, Mr. Richard Maurer, Mr. Vadim Komissarov, Mr. Gerald Pascale, Mr. James H. Groh, Sr., Mr. Alvin Tan, Mr. John A. Galani, Mr. Matthew Richards, Ms. Vanessa Slowey and Mr. Kenneth Stratton. The amended class action complaint is based on alleged undisclosed facts and misrepresentations made by the above-named defendants from June 29, 2020 to January 14, 2021.

On April 27, 2022, the Company and other parties in the class action entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”). The Settlement Agreement was preliminarily approved by the Court on May 20, 2022 and the Company received final court approval to settle the securities class action on September 8, 2022. The settlement resolves all claims asserted against the Company and the other named defendants without any admission of liability or wrongdoing by the Company or any other defendant. Pursuant to the terms of the Settlement Agreement, the Company has paid $9 million, of which we currently expect to receive recoveries from our insurers of $4.25 million, although there can be no assurance that we will in fact receive a contribution from our insurers in this or any amount.

Share Repurchases

On January 18, 2021, the Company announced a share repurchase program of up to $50.0 million of its ordinary shares and it commenced the program on February 12, 2021. On April 20, 2021, the Company completed its share repurchase program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000. The weighted average number of treasury shares for the six months ended August 31, 2022 and August 31, 2021 were 6,671,788 and 4,316,861, respectively.

Business Segment

The Group operates a single operating segment, the trading platform business. The principal activities of the Group relate to financial technology solutions using our proprietary technology platform that facilitates trade and trade finance for micro, small and medium sized enterprises.

The financial technology platform connects trade participants and offers a range of trade financial solutions. Customer transactions from both the Platform and Trade Marketplace are all derived from the financial technology platform. Sales and purchase contracts are entered respectively with the suppliers and buyers. The Group acts as an intermediary between the suppliers and buyers. The substance of both Platform and Trade Marketplace are the same, they involve transactions to purchase a good or service, a supplier to provide those goods or services, a financing provider and executed on the financial technology platform.

The Company’s CEO is the Chief Operating Decision Maker (“CODM”) of the trade and trade finance platform business. The CODM reviews financial information by reviewing the balance sheet, profit and loss statement and the ageing of receivables and payables for the combined activities of the financial technology platform which includes the Platform and Trade Marketplace transactions.

The Group has concluded the trade and trade finance platform business is the Company’s only reportable segment.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our financial statements and related notes in Exhibit 99.2 of this Form 6-K. The following table sets forth our results of operations for the periods indicated:

	Six months ended August 31, 2022	Six months ended August 31, 2021
Revenue	$26,405,839	$22,878,504
Costs and expenses:
Cost of revenue	(22,122,868)	(1,343,505)
Marketing and sales	(331,737)	(953,108)
General and administrative	(10,030,101)	(14,063,733)
Impairment loss on trade and loan receivables	(14,403,932)	(3,864,116)
Total costs and expenses	(46,888,638)	(20,224,462)
Results from operating activities	(20,482,799)	2,654,042
Other income	24,579	1,320
Change in fair value of warrant liabilities	(2,020,885)	25,317,732
Unrealised gain on investment	1,102,165	—

Finance income	105,663	6,538
Finance cost	(525,508)	(58,732)
Net finance cost	(419,845)	(52,194)
(Loss)/profit before income tax	(21,796,785)	27,920,900
Income tax credit/(expense)	162,980	(643,940)
(Loss)/profit for the period	(21,633,805)	27,276,960
(Loss)/profit attributable to:
Owners of the Company	(21,634,470)	27,276,569
Non-controlling interests	665	391
	$(21,633,805)	$27,276,960
(Loss)/earnings per share attributable to equity holders of the Company
- Basic and diluted	(0.28)	0.35

Revenue

Platform fees revenue is earned by charging a fee on the basis of the percentage of the transaction value entered into on the Kratos™ platform. The Group also earns a financing sourcing fee when a buyer obtains trade finance for their transaction and a fee to financing providers on a case-to-case basis. When we deploy our own capital to provide financing to a buyer by discounting receivables and financing supplier payments on the Kratos™ platform, we earn a financing fee.

Trade Marketplace revenue is earned, when sellers and buyers enter into back-to-back sales and purchase transactions by providing credit to buyers. The Group undertakes only the credit risk and not the performance risk under these contracts. Revenue reflects the cost of revenue of goods purchased from sellers plus a margin.

For goods purchased in Trade Marketplace, the Group is responsible for fulfilling the promise to provide the specified goods, obtains control over the goods and has discretion to set the sale price of the goods. As such, the Group has concluded it is a principal in Trade Marketplace transactions and includes the cost of the goods purchased in revenue and costs in our financial statements. Please See “Note 18 – Cost of Revenue” in “Notes to the interim condensed consolidated financial statements” in exhibit 99.2 of this Form 6-K for a further description of the Group’s conclusion that we are a principal in the purchase of goods in the Trade Marketplace.

The table below sets forth details of our revenue for the periods indicated.

	Six months ended August 31, 2022	Six months ended August 31, 2021	% increase
Platform fees	$5,685,746	$22,878,504	-75.1%
Trade marketplace	20,720,093	-	N.A.*
Total revenue	$26,405,839	$22,878,504

*N.A. – Not Applicable

Our revenue increased by $3.5 million, or 15.4%, to $26.4 million for the six months ended August 31, 2022 compared to $22.9 million for the six months ended August 31, 2021. Please read below for a discussion of the factors affecting the Group’s revenue.

Platform Fees decreased by $17.2 million, or 75.1%, to $5.7 million for the six months ended August 31, 2022 compared to $22.9 million for the six months ended August 31, 2021. The decrease in revenue was primarily due to a $3.0 billion, or 75.5%, decrease in Total Transaction Volume, which was primarily due to challenges faced by the Company described above in “Kratos™ and COVID-19” and “Market Factors.” The Average Transaction Fee for the six months ended August 31, 2022 was 0.57% unchanged from the six months ended August 31, 2021. The Financing Ratio for the six months ended August 31, 2022 increased 3.5% to 39.9% compared to 36.4% for the six months ended August 31, 2021.

Trade Marketplace revenue was $20.7 million for the six months ended August 31, 2022. The first transaction in the Trade Marketplace was in December 2021, as such, the Group did not have any Trade Marketplace revenue for the six months ended August 31, 2021.

The factors described in “Kratos™ and COVID-19” and “Market Factors” above will continue to impact the Company’s results in the near term for both Platform Fees and Trade Marketplace. The Company expects revenue from Platform Fees and Trade Marketplace to remain flat over the remainder of the fiscal year ending February 28, 2023. In the near term, the Company is taking steps to secure additional funding sources to fund transactions in both Platform Fees and Trade Marketplace. The Company anticipates an increase in available funding would drive growth in transaction volume in both Platform Fees and Trade Marketplace.

Cost of Revenue

The table below set forth details of our cost of revenue for the fiscal years indicated.

	Six months ended August 31, 2022	Six months ended August 31, 2021	% increase
Platform fees	$1,785,544	$1,343,505	32.9%
Trade marketplace	20,337,324	-	N.A.*
Total cost	$22,122,868	$1,343,505

*N.A. – Not Applicable

Cost of revenue includes operational costs of supporting the Kratos™ platform, cloud management service fees, bandwidth costs and the cost of goods purchased in Trade Marketplace.

Our cost of revenue increased by $20.8 million to $22.1 million for the six months ended August 31, 2022 compared to $1.3 million for the six months ended August 31, 2021. Trade Marketplace contributed $20.3 million of cost of revenue for the six months ended August 31, 2022. Please see below for a discussion of the factors affecting the Group’s cost of revenue.

Platform Fees costs increased by $0.4 million, or 32.9%, to $1.8 million for the six months ended August 31, 2022 compared to $1.3 million for the six months ended August 31, 2021. This increase was primarily due to IT and related expenses to support the Kratos™ platform. As a percentage of platform fees, our cost of revenue for delivering the Kratos™ platform was 31.2% for the six months ended August 31, 2022 compared to 5.9% for the six months ended August 31, 2021.

Trade Marketplace costs were $20.3 million for the six months ended August 31, 2022. The first transaction in the Trade Marketplace was in December 2021, as such, the Group did not have any Trade Marketplace costs for the six months ended August 31, 2021. As a percent of Trade Marketplace revenue, trade marketplace costs were 98.2%. Please see Revenue above for a description of the Company’s conclusion regarding cost recognition in Trade Marketplace.

Marketing and Sales

Marketing and sales expenses include the engagement of consultants to support our marketing, sales and business development efforts and commission fees paid in relation to the referral of customers. The commission fees relate to an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalized as they are directly attributable to obtaining a customer’s contract. The contract costs are amortized over the subscription period of 3 years. As of the date of this Form 6-K, these contract costs have been fully amortized.

Our marketing and sales expenses decreased by $0.7 million or 65.2% to $0.3 million for the six months ended August 31, 2022 compared to $1.0 million for the six months ended August 31, 2021. The decrease in marketing and sales expenses is primarily related to no amortization of contract costs for the six months ended August 31, 2022, compared to $0.6 million of amortization costs in the corresponding period last year.

General and Administrative

General and administrative expenses primarily consist of (i) staff costs (including salaries, benefits and related items and facilities costs), (ii) legal fees (primarily litigation related activities), (iii) professional fees (including fees for lawyers and auditors), (iv) consultancy fees, (v) director and committee fees, (vi) insurance, (vii) travel, (viii) information technology and (ix) depreciation of right-of-use assets.

Our general and administrative expenses decreased by $4.1 million, or 28.7%, to $10.0 million for the six months ended August 31, 2022 compared to $14.1 million for the six months ended August 31, 2021.  Please read below for a discussion of the factors affecting the Group’s significant general and administrative expenses.

•	Staff costs decreased $0.1 million to $3.9 million for the six months ended August 31, 2022 compared to $4.0 for the six months ended August 31, 2021.
•

Legal fees decreased by approximately $3.8 million to $1.4 million for the six months ended August 31, 2022 compared to $5.2 million for the six months ended August 31, 2021. The reduction in legal fees was primarily from litigation related activities and the independent investigation conducted by the Audit Committee of the Board of Directors during the six months ended August 31, 2021 where there was no similar activity for the six months ended August 31, 2022.

On October 28, 2021, the Company issued a press release announcing the completion of the independent investigation where the Company’s Audit Committee concluded that the allegations contained in the short report lack either factual support or material basis.

Please See “Class Action Lawsuit” above for a summary of the lawsuit and related settlement.

•

Consultancy fees decreased by $1.1 million to $0.5 million for the six months ended August 31, 2022 compared to $1.6 million for the six months ended August 31, 2020. The decrease was primarily related to a reduction in consulting services from business litigation and the independent investigation.

•

Insurance costs increased by $0.6 million to $2.3 million for the six months ended August 31, 2022 compared to $1.7 million for the six months ended August 31, 2021. The Company has recently renewed its insurance policy which reflects a significant reduction in premiums for the policy period beginning November 2022.

•	Director and committee fees were $0.7 million for the six months ended August 31, 2022 which is substantially unchanged from the six months ended August 31, 2021.

The Company will be taking certain actions to reduce the level of general and administrative costs.

Operating Income/Loss

Our operating loss for the six months ended August 31, 2022 was $20.5 million compared to operating income of $2.6 million for the six months ended August 31, 2021. Excluding the impacts of impairment loss on trade and loan receivables from operating income/loss, our operating loss for the six months ended August 31, 2022 was $6.1 million, compared to operating income of $6.5 million for the six months ended August 31, 2021. We expect an operating loss for the second six months of our fiscal year ending February 28, 2023. Factors impacting the Company’s operating income/loss in the near term are the residual effects on our industry and clients from the COVID-19 pandemic. These included supply chain disruptions, reduced availability of and/or increased premiums for trade credit insurance, reduced trade finance funding availability, and country shutdowns and travel restrictions. Although global trade flows have somewhat stabilized for certain large traders, many of our original MSME customers continue to suffer from the effects of the COVID-19 pandemic.

To drive increased transaction volume on the Kratos™ platform, and in turn, improve our financial performance, we continue to work with lenders to increase the level of funding made available to our customers which should drive increased transaction volume on the Kratos™ platform. The Company is also taking a number of cost-management and cash-saving measures, such as reducing general and administrative expenses, to further improve operating income.

In the near term, we hope to achieve a level of funding on the Kratos™ platform sufficient to drive a level of transaction volume to cover the Company’s cost of revenue and general and administrative expenses. There is no guarantee the Company can reach the level of funding and customer transaction volume necessary to achieve these results.

Impairment Loss on Trade Receivables

Impairment loss on trade receivables consists of impairments of past due receivables for services provided by the Kratos™ platform, which are invoiced to users on a monthly basis and are generally payable in the range of 60 to 120 days. We recognized an impairment loss on trade receivables of $14.4 million for the six months ended August 31, 2022, based on our expected credit losses on $64.9 million in total gross carrying amount of trade receivables as of August 31, 2022. We recognized an impairment loss on trade receivables of $3.9 million for the six months ended August 31, 2021, based on our expected credit losses on $40.7 million in total gross carrying amount of trade receivables as of August 31, 2021.

Unrealised Gain on Investment

Unrealised gain on investment reflects the change in the carrying value of the Group’s investment in Trade Credit Partners for the six months ended August 31, 2022. There was no change in the carrying value of the Group’s investment in Trade Credit Partners for the six months ended August 31, 2021.

Net Finance Cost

Finance costs consist of interest expenses related to borrowings, bank charges and the amortization of contingent consideration. Finance income consists of foreign exchange gains. Net finance cost increased by $368 thousand or 704.4% to $420 thousand for the six months ended August 31, 2022 compared to net finance costs of $52 thousand for the six months ended August 31, 2021. The primary driver of this change was interest expense, which includes $238 thousand from the amortization of contingent consideration from the IB acquisition.

Income Tax Expense/Income

The Company had income tax credits of $163 thousand for the six months ended August 31, 2022 compared to income tax expense of $644 thousand for the six months ended August 31, 2021. Income tax credits for the six months ended August 31, 2022 is primarily related to the losses incurred by the Company for the six months ended August 31, 2022. Factors impacting income tax expense for the six months ended August 31, 2021 primarily related to the utilization of capital allowances of acquired intangible assets for development of the Kratos™ platform.

Change in Fair Value of Warrant Liabilities

Outstanding warrant liabilities are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “warrant liabilities” in the consolidated statement of financial position and to “change in fair value of warrant liabilities” in the consolidated statement of comprehensive income. See “Note 17 – Warrants Liabilities” in “Notes to the interim condensed consolidated financial statements” in exhibit 99.2 of this Form 6-K for a description of how the fair value of warrants are determined. We expect to incur incremental income (expense) for the fair value adjustments until warrants are either exercised or expire. As of August 31, 2022 and August 31, 2021 the fair value adjustment resulted in $2.0 million of expense and $25.3 million of income, respectively.

Triterras Public Warrants and Private Warrants as of August 31, 2022 and August 31, 2021 were valued using Level 1 and Level 3 Inputs, respectively.

Non-IFRS Financial Measures

We use certain measures derived from financial data but not presented in our financial statements prepared in accordance with IFRS, primarily Adjusted EBITDA*. Non-IFRS financial measures in this operating and financial review are indicated by “*”. We calculate Adjusted EBITDA* by excluded the effects of net finance costs, tax expense, warrant liabilities, depreciation and amortization expense and unrealized gain on investment to our profit/(loss) for the period. Adjusted EBITDA* is not a measurement of financial performance or liquidity under IFRS and should not be considered as an alternative to profit for the period, operating income or any other performance measures derived in accordance with IFRS or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of Adjusted EBITDA* may not be comparable to similarly titled measures presented by other companies. We use Adjusted EBITDA* and related measures to facilitate company-to-company and period-to-period comparisons and reflect our core performance. Our management also believes that Adjusted EBITDA* and related measures are used by investors, analysts and other interested parties as measures of financial performance.

Adjusted (EBITDA Loss) / EBITDA* is reconciled to profit for the period, its most closely comparable IFRS measure, in the table below for the periods indicated:

	Six months ended August 31, 2022	Six months ended August 31, 2021
Profit/(loss) for the period	$(21,633,805)	$27,276,960
Depreciation	360,452	262,808
Amortisation of intangible assets	1,025,683	539,825
Amortisation of contract costs (1)	—	638,555
Net finance costs	419,845	52,194
Change in fair value of warrant liabilities	2,020,885	(25,317,732)
Unrealised gain on investment in Trade Credit Partners	(1,102,165)	—
Income Tax (credit)/expense	(162,980)	643,940
Adjusted (EBITDA Loss) / EBITDA*	$(19,072,085)	$4,096,550

(1)

Amortization of contract costs relates to capitalized sales commissions that are amortized over the contracts 3-year subscription period. See “Marketing and Sales” above for a description of capitalized sales commissions.

Our Adjusted EBITDA* decreased by $23.2 million or 328.8% to an Adjusted EBITDA Loss of $19.1 million for the six months ended August 31, 2022 compared to Adjusted EBITDA of $4.1 million for the six months ended August 31, 2021. The decrease in Adjusted EBITDA* was primarily due to the impairment loss on trade receivables and the impacts on the Group’s business described above in “Kratos™ and COVID-19” and “Market Factors.”

Liquidity and Capital Resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our business. Cash and cash equivalents decreased by approximately $65.5 million to $33.9 million as of August 31, 2022 compared to $99.4 million as of August 31, 2021. As of the date of this filing, we believe that our cash and cash equivalents of $33.9 million as of August 31, 2022 along with other actions the Company is taking are sufficient to fund ongoing operations for at least the next 12 months. The Company will seek to improve its liquidity position by potentially taking any or all of the following actions: further redeeming our $25 million investment in Trade Credit Partners (see “Subsequent Events” below), improving collection of the outstanding trade and loan receivable balances of $41.2 million and $13.4 million, respectively, as of August 31, 2022, reducing general and administrative expenses and securing additional funding from third parties to expand transaction volume on the Kratos™ platform. The Company also expects to receive $4.25 million from our insurance carriers related to the class action lawsuit settlement.

The Group’s cash balances are substantially held in U.S. Dollars. As of August 31, 2022, our trade receivables were $41.2 million and our loan receivables were $13.4 million. Trade and loan receivables are generally payable in the range of 10 to 120 days following invoice generation.

As of August 31, 2022, 75.6% of gross trade receivables are past due. As of the date of this Form 6-K, 11% of the outstanding trade receivables as of August 31, 2022 have been collected. Trade receivables in excess of 60 days past due total $46.2 million and $24.0 million, or 71.2% and 46.1% of total trade receivables for the six months ended August 31, 2022 and August 31, 2021, respectively. The change in the proportion of trade receivables over 60 days, on the basis of the Company’s expected credit loss model, has resulted in an increase in impairment loss recognized from $3.9 million as of August 31, 2021 to $14.4 million as of August 31, 2022. The impairment allowance of $23.7 million as of the six months ended August 31, 2022 includes $23.4 million of trade receivables that were in excess of 60 days past due as of the six months ended August 31, 2022. We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers. The Company is working with our customers to receive payment on these past due amounts and where appropriate, is taking legal action to receive payment.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Six months ended August 31, 2022	Six months ended August 31, 2021
Cash used in operating activities	$(31,215,576)	$(10,601,422)
Cash used in investing activities	(1,569,988)	(23,906,394)
Cash provided by (used in) financing activities	2,657,064	(35,790,920)
Net decrease in cash and equivalents	(30,128,500)	(70,298,736)
Cash and equivalents at beginning of period	68,809,057	134,025,561
Restricted cash at beginning of period	—	35,686,643
Less: Restricted cash at the end of the period	(4,750,000)	—
Cash and equivalents at end of period	$33,930,557	$99,413,468

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash used in operating activities increased by $20.6 million to a $31.2 million for the six months ended August 31, 2022 compared to $10.6 million used in operating activities for the six months ended August 31, 2021. The increase in net cash used in operating activities is primarily due to a $12.5 million decrease in net income after adjusting for non-cash items and an increase in the use of cash of $8.5 million related to loan receivables, $5.4 million related to other payables and $3.0 million related to other current assets. These increases in cash used in operating activities were offset in part by a decrease of $6.2 million in the use of cash related to trade receivables and a $3.3 million change in income taxes primarily as a result of an income tax refund. We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers.

Investing Activities

Net cash used in investing activities is related to development of our Kratos™ platform, business acquisitions, acquisitions of plant and equipment and other investments.

Net cash used in investing activities decreased by $22.3 million to $1.6 million for the six months ended August 31, 2022, compared to $23.9 million for the six months ended August 31, 2021. The decrease in net cash used in investing activities is primarily related to a $3.7 million decrease in development expenditures and no cash used for the acquisition of subsidiaries, net of cash acquired and the acquisition of investments for the six months ended August 31, 2022 compared to $15.0 million used for the acquisition of investments for our subscription to shares of Trade Credit Partners and $3.8 million, net of cash acquired, used for the acquisition of IB Holdings for the six months ended August 31, 2021.

Financing Activities

Net cash generated from financing activities was $2.7 million for the six months ended August 31, 2022 compared to $$35.8 million used in financing activities for the six months ended August 31, 2021. Cash provided by financing activities for the six months ended August 31, 2022 was primarily related to $3.0 million in proceeds from loans and borrowings. For the six months ended August 31, 2021 the Group used $35.6 million to repurchase of shares of the Company’s common stock through the Company’s share buyback program. There were no share repurchases for the six months ended August 31, 2022. The Company completed its share buyback program on April 20, 2021 having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares.

Capital Expenditures

We have no material capital expenditures planned for the next 12 months; however, we may consider certain technology offerings or opportunities that arise for accretive acquisitions of existing offline businesses in the trading ecosystem whose customer base could increase the growth of Kratos™.

Contractual Obligations

See “Contractual Obligations” under “Liquidity and Capital Resources” in the Company’s 2022 Form 20-F.

Off Balance Sheet Arrangements

None.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Liquidity Risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures as well as by ensuring that we have sufficient availability under trade financing facilities and receivables purchase agreements to meet our customers’ needs. The Company will seek to improve its liquidity position by potentially taking any or all of the following actions: further redeeming our $25 million investment in Trade Credit Partners (see “Subsequent Events” below), improving collection of the outstanding trade and loan receivable balances of $41.2 million and $13.4 million, respectively, as of August 31, 2022, reducing general and administrative expenses and securing additional funding from third parties to expand transaction volume on the Kratos™ platform. We monitor our liquidity risk and maintain a level of cash and cash equivalents deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows.

As noted above, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants on March 14, 2022. The delisting will likely affect the liquidity of such securities and could inhibit or restrict our ability to raise additional financing, among other things.

Exchange Rate Risk

Our exposure to foreign currency risk is insignificant, as our income and expenses, assets and liabilities are substantially denominated in United States dollars (“USD”). The exposure is monitored on an ongoing basis and we endeavor to keep the net exposure limited.

Interest Rate Risk

At August 31, 2022, we did not have any significant exposure to interest rate risk. The Company currently has a short-term loan outstanding of $3.0 million with a fixed interest rate of 12% per annum.

Commodity Price Risk

We do not have any significant exposure to commodity price risk, as the Kratos™ platform facilitates commodity trades and we do not enter into any trades as principal.

Subsequent Events

Pursuant to the Share Redemption Agreement on September 21, 2022, the Company reduced its investment in Trade Credit Partners by redeeming 5,000 of the 25,000 shares held by the Group for consideration of approximately US$5.2 million. The consideration will be paid out in the form of assignment of accounts receivables amounting to US$5.2 million and a cash component of approximately US$0.06 million.